xG Technology, Inc.

240 S. Pineapple Avenue, Suite 701

Sarasota, FL 34236

June 28, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	xG Technology, Inc.
Registration Statement on Form S-1

File No. 333-187094

Dear Mr. Spirgel:

xG Technology, Inc. (the “Registrant”) along with Feltl and Company, as representative of the several underwriters, hereby withdraw their acceleration request letters dated June 26, 2013, and June 27, 2013, respectively, which requested that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it would have become effective on June 27, 2013. The Company expects to file a new acceleration request in the future with a future requested effective date for the Registration Statement.

If you have any questions or comments, please do not hesitate to contact the undersigned or our counsel, David E. Danovitch, Esq. at (212) 603-6391.

* * * *

Very truly yours,

xG Technology, Inc.

By:	/s/ John C. Coleman
John C. Coleman
Chief Executive Officer